April 7, 2025

James Lim Eng Hock
Chief Executive Officer
Multi Ways Holdings Ltd
3E Gul Circle
Singapore 629633

       Re: Multi Ways Holdings Ltd
           Registration Statement on Form F-1
           Filed March 28, 2025
           File No. 333-286220
Dear James Lim Eng Hock:

       We have conducted a limited review of your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1
The Offering, page 12

1. The prospectus cover page indicates that you have engaged Spartan Capital Securities,
       LLC as the exclusive placement agent in this offering and that you intend to issue warrants to it. If so, please describe those securities in your disclosure beginning on page 111 and in your fee table. Also file a revised Exhibit 5.1, as applicable.


Financial Statements, page F-1

2.     Please update your financial statements and related disclosures. See
Item 8.A.4 of
       Form 20-F.
 April 7, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Kristin Baldwin at 202-551-7172 or Geoffrey Kruczek at 202-551-
3641 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   William S. Rosenstadt